3.1.2004

SECURITIES ... SION

04001880

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. FEB 25 2004

NAME OF BROKER DEALER:

THE LINKS GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1029 PLANDOME ROAD
(No. And Street)

NEW YORK,	NY	11030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN B. THOMPSON II — (203) 227-5533 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOHN B. THOMPSON II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LINKS GROUP, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WENDY LYNN SHANNON
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2005

Notary Public

Signature

CCO
Title

Subscribed and sworn to before me this 26th day of Jan, 2004
Wendy Lynn Shannon
Notary Public
Date Commission Expires: 07/31/05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

THE LINKS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
The Links Group, LLC:

We have audited the accompanying statement of financial condition of The Links Group, LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Links Group, LLC, as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 10, 2004

THE LINKS GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 179,517
Prepaid expenses	2,502
TOTAL ASSETS	$ 182,019

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 10,000
TOTAL LIABILITIES	10,000
MEMBERS' EQUITY:	
Members' equity	172,019
TOTAL MEMBERS' EQUITY	172,019
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 182,019

The accompanying notes are an integral part of this financial statement.

THE LINKS GROUP, LLC
NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Links Group LLC (the "Company") was organized as a limited liability company on May 9, 2001 in the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with customers' securities transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Rule also requires minimum net capital in an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2003, the Company had net capital of $167,786 and excess net capital of $162,786.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no provision has been made in the accompanying financial statements for liabilities for Federal, State or Local income taxes since such liabilities are the responsibility of the individual member.

NOTE 4 - BROKER DEALER AGREEMENT

The Company has an agreement with The Private Consulting Group ("PCG"), another broker dealer, whereby PCG introduces the Company to new clients and in turn earns a referral fee from the Company. For the year ended December 31, 2003 these referral fees amounted to $40,183.

NOTE 5 - SALES REPRESENTATION AGREEMENT/ECONOMIC DEPENDENCY

The Company has entered into a sales representation agreement with a multi-dimensional financial services organization (the "Organization") as a sales representative for the solicitation of investors. With certain defined exceptions, the Company's sole business activity is to be confined to the solicitation of these investors. As consideration for these services, the Company receives a fee at the end of each quarter between 35% and 41% of the management and incentive fees received by the Organization during that quarter with respect to the funds under management that were introduced by the Company. For the year then ended December 31, 2003, these fees amounted to $271,139. This represents 100% of the fee income earned by the company for the year ended December 31, 2003.

NOTE 6 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2003, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 7. RELATED PARTY TRANSACTIONS

During 2003, the company operated out of the home of a member of the sole member of the company. The space used is minimal and the allocated cost would not have a material effect on the financial statements. The member had elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company. The member has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect to compensate a third part for these expenses.